
04033416

OMB APPROVAL
OMB Number: 3235-0327
Expires: January 31, 2005
Estimated average burden hours per response. . . 0.10


SEC MAIL PROCESSING
RECEIVED
JUN 23 2004
WASH. D.C.
155
SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Manor Care, Inc.
Exact name of registrant as specified in charter

878736
Registrant CIK Number

Form 11-K for fiscal year ended Dec. 31, 2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-10858
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toledo, State of Ohio, June 22, 2004.

Heartland Employment Services, Inc. (a wholly owned subsidiary of Manor Care, Inc.) Employee Benefits Committee

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan
(Registrant)

By: ______________________
Wade B. O'Brian, Chairman of Employee Benefits Committee

____
Ann Otley, Secretary of Employee Benefits Committee

Total pages 17
Exhibit Index page 16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report Pursuant To Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 1-10858

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MANOR CARE, INC.
333 N. Summit Street
Toledo, Ohio 43604-2617

Financial Statements and Supplemental Schedule

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Contents



Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Registered Public Accounting Firm

Heartland Employment Services, Inc.
Employee Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material aspects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 4, 2004

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Cash	$ **173,895**	$ 25,575
Investments:		
Manor Care, Inc. Common Stock	**67,976,580**	15,508,771
BNY Hamilton Money Market Premier Fund	**59,669,594**	19,148,418
Vanguard Wellington Fund	**40,876,692**	-
MFS Capital Opportunities Fund—A	**38,102,567**	7,518,430
Harbor Capital Appreciation Fund	**14,101,793**	8,741,080
Harbor Bond Fund	**13,051,155**	9,750,810
T. Rowe Price International Stock Fund	**10,250,926**	-
Harbor International Fund	**10,061,111**	6,025,666
Harbor Large Cap Value Fund	**9,599,317**	6,338,134
Vanguard Total Stock Market Index Fund	**2,476,697**	-
BNY Hamilton Equity Income Fund	**402,836**	-
Harbor Trust Fund	**-**	326,545
Loan Fund	**4,875,738**	1,583,839
	271,618,901	74,967,268
Contributions receivable:		
Employer	**6,292,633**	3,847,884
Employee	**481,161**	520,738
Total assets	**278,392,695**	79,335,890
Liabilities		
Other	**162,792**	-
Net assets available for benefits	**$ 278,229,903**	$ 79,335,890

See accompanying notes.

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2003	**2002**
Additions		
Employee contributions	**$ 21,060,320**	$ 13,809,791
Employer contributions	**6,292,633**	3,183,473
Rollover contributions	**813,266**	588,409
Interest and dividends	**3,409,903**	1,110,392
Net realized and unrealized appreciation (depreciation) in fair value of investments	**55,235,586**	(14,168,961)
	86,811,708	4,523,104
Deduction		
Benefit payments	**20,564,975**	7,604,413
Net increase (decrease)	**66,246,733**	(3,081,309)
Net transfer from affiliated plan	**132,647,280**	-
Net assets available for benefits:		
Beginning of year	**79,335,890**	82,417,199
End of year	**$ 278,229,903**	$ 79,335,890

See accompanying notes.

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Plan Description

General

The HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan (Plan), formerly known as the HCR Manor Care Stock Purchase and Retirement Savings Plan, is for the benefit of eligible employees of Heartland Employment Services, Inc. (HES), which is a wholly owned subsidiary of Manor Care, Inc., and employees of affiliated companies which adopt the Plan with the consent of HES. Effective January 1, 2003, the Second Amended and Restated Manor Care, Inc. Retirement Savings and Investment Plan, an affiliated plan of Manor Care, Inc., was merged into the Plan and the Plan was renamed HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan.

Contributions

The Plan allows eligible employees the opportunity to contribute up to 18% of their salaries on a pre-tax basis subject to certain limitations. Contributions may be divided at the participants' discretion among the various investment options offered by the Plan from 0% to 100% with no limit on the number of funds selected.

The employer contributes on behalf of each eligible participant an amount equal to fifty percent (50%) of the participant's pre-tax contributions, not to exceed three percent (3%) of the participant's annual compensation, as defined by the Plan. Employer matching contributions are initially invested in the Manor Care Stock Fund, and may be immediately re-directed by the participant. Forfeitures are held by the trustee and reduce future employer contributions. The employer matching contribution is funded subsequent to year end.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified retirement program.

Eligibility and Vesting

Employees are eligible to participate in the Plan upon attaining age 21, completion of six consecutive months of service and five hundred hours of service. Participants are fully vested in their contributions immediately. Participants vest in Plan earnings and employer matching contributions under several different vesting schedules based upon hire date and other criteria as defined by the Plan.

1. Plan Description (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and rollovers, and the employer's matching contribution, as well as an allocation of plan earnings (losses) and the unrealized appreciation (depreciation) of the Plan's investments. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Dividends paid on the participant's shares in the Manor Care Stock Fund can be reinvested in additional shares of the Manor Care Stock Fund or paid in cash, based on the participant's election.

Participant Loans

Effective January 1, 2003, the Plan permits participants to borrow up to 50% of their eligible account balance. The maximum loan is $50,000 reduced by the participant's highest outstanding loan balance, if any, over the prior 12-month period. Participants may have only one loan outstanding at a time and must wait 90 days after paying off a loan before requesting another loan. Loans are repayable, with interest currently equal to the prime rate plus 1%, over a period not to exceed five years or 10 years for the purchase of their primary residence. Loans are subject to a one-time administrative service fee at the time the loan is initiated.

Loans initiated prior to January 1, 2003 are subject to the conditions and limitations specified in the Plan at that time.

Administrative Expenses

The trustee fees and other administrative expenses are paid by the Plan sponsor.

Plan Termination

While HES has not expressed an interest in terminating the Plan, HES is free to do so at any time. In the event of Plan termination, the Employee Benefits Committee shall allocate the assets of the Plan in the order of priority set forth under the Employee Retirement Income Security Act.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan's Summary Plan Description for more specific provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The assets of the Plan were held by the Trustee, the Bank of New York, at December 31, 2003 and 2002. The Plan's investments are valued at their respective quoted market values at year end. Non-benefit responsive guaranteed investment contracts within the Harbor Trust are valued at an amount equal to the sum of contributions and earnings credited to date (contract value). Interest income is recorded on the accrual basis. Dividend income is recorded when declared.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principle requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income, contributions and withdrawals during the reporting period. Actual results could differ from those estimates.

3. Investments

During 2003 and 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

	Years ended December 31 2003	2002
Manor Care, Inc. Common Stock	$ 32,236,130	$ (3,840,486)
MFS Capital Opportunities Fund-A	6,981,013	-
Vanguard Wellington Fund	5,944,879	-
Harbor Capital Appreciation Fund	2,968,821	(3,735,990)
Harbor International Fund	2,455,607	(497,032)
T. Rowe Price International Stock Fund	2,287,117	-
Harbor Large Cap Value Fund	1,886,397	(1,653,870)
Vanguard Total Stock Market Index Fund	337,014	-
Harbor Bond Fund	76,430	202,222
BNY Hamilton Equity Income Fund	46,602	-
Harbor Trust Fund	15,576	38,683
Janus Fund	-	(1,182,247)
Harbor Small Cap Growth Fund	-	(3,500,241)
	$ 55,235,586	$ (14,168,961)

4. Harbor Trust Fund

The Plan no longer offers investments in the Harbor Trust. Prior contributions to the Harbor Trust were invested in units of the Harbor Trust, which invested in a commingled fund of guaranteed investment contracts through a collective trust maintained by State Street Bank and Trust Company. The guarantee was subject to the Plan maintaining its qualified, tax-exempt status under the Internal Revenue Code, and limited if the Plan elected to terminate its participation by redeeming all units of a fund. In those instances, redemption value may be less than contract value. Such contracts provided for interest penalties for early withdrawal by the Plan, and were not subject to interest rate resets or minimum rate levels. The Harbor Trust had guaranteed specific rates of return for contributions made as follows:

			December 31, 2003		December 31, 2002	
Year of Contribution	Rate of Return	Expiration of Guarantee Period	Contract Value and Cost	Fair Value	Contract Value and Cost	Fair Value
1999	5.40%	December 31, 2003	$ -	$ -	$ 326,545	$ 340,097

4. Harbor Trust Fund (continued)

The fair value of the Harbor Trust Fund was calculated using compounded rates over the guarantee period and discounted back to December 31, 2002, under the assumption that there were no withdrawals or transfers from the Harbor Trust Fund between December 31, 2002 and the expiration of the guarantee period.

5. Income Tax Status

The Plan has received a determination from the Internal Revenue Service dated June 17, 2003 stating that the Plan is qualified under sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the Code) and, therefore, the related Trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near terms and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan

EIN: 34-1903270 Plan Number: 004

Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Rate of Interest	Current Value
Mutual funds:		
*BNY Hamilton Money Market Premier Fund		$ 59,669,594
Vanguard Wellington Fund		40,876,692
MFS Capital Opportunities Fund—A		38,102,567
Harbor Capital Appreciation Fund		14,101,793
Harbor Bond Fund		13,051,155
T. Rowe Price International Stock Fund		10,250,926
Harbor International Fund		10,061,111
Harbor Large Cap Value Fund		9,599,317
Vanguard Total Stock Market Index Fund		2,476,697
*BNY Hamilton Equity Income Fund		402,836
		198,592,688
Corporate stock:		
*Manor Care, Inc.		67,976,580
Loans to participants:		
*Loan Fund, various maturity dates	5% - 10.5%	4,875,738

*Party-in-interest to the Plan.

Required Information

1. Financial Statements

   •Report of Independent Registered Public Accounting Firm
   •Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002
   •Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002
   •Notes to Financial Statements
   •Schedule of Assets Held at End of Year

   The Plan's financial statements and schedule are prepared in accordance with the financial reporting requirements of ERISA.

2. Exhibits

S-K Item 601 No.	
23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan
(Name of Plan)

Date: June 22, 2004

By: Plan Administrator –
Heartland Employment Services, Inc.
(a wholly owned subsidiary of Manor Care, Inc.)
Employee Benefits Committee

By: 
Wade B. O'Brian
Chairman

By: 
Ann Otley
Secretary

Exhibit Index

Exhibit		Page
23	Consent of Independent Registered Public Accounting Firm	17

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-102248) pertaining to the HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan of Manor Care, Inc. of our report dated June 4, 2004, with respect to the financial statements and schedule of the HCR Manor Care Stock Purchase and Retirement Savings 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst + Young LLP

Toledo, Ohio
June 21, 2004